EXHIBIT B
As Amended: December 14, 2017

COMPENSATION SCHEDULE

For the services delineated in the DIVIDEND DISBURSING AND TRANSFER AGENT AGREEMENT, the Transfer Agent shall be compensated monthly, according to the following fee schedule.

 Shareholder servicing fee:

 $_____  per shareholder per year per Fund

Minimum fee of $________  per month per Fund, plus $_______ per month for each additional class of shares.

AML fee:

$______ per incoming shareholder

In addition, the Transfer Agent shall be entitled to reimbursement of actual out-of-pocket expenses incurred by the Transfer Agent on behalf of the Trust or the Fund.